  EXHIBIT 99.1

September 10, 2018	News Release 18-13

Pretivm Files Amended Provincial 2017 Annual Reclamation Report Correcting the Total Volume of Rock Excavated in 2017

Total Rock Excavated in 2017 Less Than Previously Reported

Vancouver, British Columbia, September 10, 2018; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) has become aware that the reported figure for the total volume of rock excavated at its Brucejack Mine during 2017 in its British Columbia 2017 Annual Report for Mines Act Permit M-243; Effluent Permit 107835; Air Permit 107025 with respect to the Brucejack Mine (the “2017 ARR”) is incorrect because that figure includes the total historical volume of all mining to the end of 2017 (including mining done prior to 2017). The correct volume of rock excavated at Brucejack during 2017 is 483,992 m3, with the portion excavated in tunnels and drifts equal to 305,992 m3 and in stopes equal to 178,000 m3. Accordingly, the excavation within the underground mine during 2017 increased the size of the underground void by approximately 483,992 m3, and not 773,000 m3 as was originally reported in the 2017 ARR.

All other data set out in the report remain unchanged. Pretivm has filed an amendment to the 2017 ARR (the “Amended 2017 ARR”) with the Government of British Columbia today, correcting the aforementioned overstatement.

Pretivm’s mine production is reported in its annual Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016, which accompanies its audited consolidated financial statements for the corresponding years.

About Pretivm

Pretivm is emerging as the premier low-cost intermediate gold producer with production at the high-grade underground Brucejack Mine in northern British Columbia now at steady state.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)